United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Name of Issuer:   Miller Building Systems, Inc.
Title of Class of Securities:   Common Stock, $.01 Par Value
CUSIP Number:  600404107

Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications:
Douglas T. Granat, 155 Pfingsten Road, Suite 360, Deerfield, Illinois 60015 847-405-9700

Date of Event which Requires Filing of this Statement:
January 24, 1997




CUSIP No. 600404107
Page 2 of 4 Pages

1. Name of Reporting Person          Trigran Investments, L.P.
                                                      IRS No. 36-3778244

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [ ]

3. SEC Use Only

4. Source of Funds     WC, 00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     Illinois

7. Sole Voting Power               See Item 5(b)

8. Shared Voting Power             See Item 5(b)

9. Sole Dispositive Power          See Item 5(b)

10. Shared Dispositive Power       See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person   125,000

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)     4.0%

14. Type of Reporting Person     PN




CUSIP No. 600404107
Page 3 of 4 Pages



ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE
AMENDED.  ALL OTHER ITEMS REMAIN UNCHANGED.  ALL
DEFINED TERMS SHALL HAVE THE SAME MEANING AS
PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING
OF SCHEDULE 13D, UNLESS OTHERWISE NOTED.

Item 5. Interest in Securities of the Issuer

          (a) The aggregate number and percentage of the common stock of the Issuer beneficially owned by the Reporting Person as of the date of this filing is 125,000 shares or 4.0%.

          (b) The Reporting Person and Trigran Investments, Inc., in its capacity as general partner of the Reporting Person, each have sole power to vote and sole power to dispose of the securities listed in (a) above.

               Each of the principals of Trigran Investments, Inc. have shared power to vote and shared power to dispose of the securities listed in (a) above.

          (c) The following transactions were effected in the securities of the Issuer during the sixty (60) days preceding the date hereof:

Date Sold            Number of Shares         Price

12/09/96                  4,000                7.85
01/02/97                 12,100                8.38
01/08/97                  5,000                8.49
01/17/97                  3,000                8.79
01/20/97                  4,700                8.77
01/21/97                  1,600                8.85
01/22/97                 12,400                8.66
01/23/97                    700                8.96
01/24/97                 32,600                8.47

                    Number of Shares Sold
Date Sold           Short against the Box      Price

12/17/96                  3,500                 8.07
12/18/96                  8,600                 8.23


Date Covered     Number of Shares Covered      Price

01/02/97                  3,500                 8.37
01/02/97                  8,600                 8.37

These sales, short sales and short covers were open market transactions executed on the NASDAQ National Market System.

          (d)  Not applicable

          (e)  Not applicable


                             ********************

CUSIP No. 600404107
Page 4 of 4 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:                   January 27, 1997

TRIGRAN INVESTMENTS, L.P., an Illinois limited partnership

By:  Trigran Investments, Inc., general partner

     By:  /s/ Douglas Granat, President